March 24, 2011

Via Facsimile and EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2009 filed on June 4, 2010 (File No. 000-50826)

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 24, 2011, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which was filed with the Commission on June 4, 2010. The Company wishes to thank the Staff for attending the conference call on Thursday, March 10, 2011, and for clarifying the Staff’s comments on the 2009 Form 20-F.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2009 Form 20-F.  The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Item 15.  Controls and Procedures, page 106

1.
We note your response to comment one from our letter dated January 21, 2011.  It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Vice President of Finance, U.S. GAAP Reporting Manager, Internal Audit Director and Internal Audit Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP.  In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants.  The fact that you hired a consultant to assist you in your accounting for non-routine transactions, such as your hiring of IFM Asia to evaluate the accounting for a convertible note and warrant issuance in 2009, is further support that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective.  Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

The Staff’s comment is acknowledged. The Company respectfully informs the Staff that the Company continues to believe its accounting and finance team possesses the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.  In that regard, the Company would like to emphasize the following points: (i) the rigorous recruiting process implemented by the Company for its accounting and finance staff; (ii) the collective experience of the Company’s accounting and finance team on the preparation of financial statements in accordance with U.S. GAAP and (iii) the regular evaluation of the U.S. GAAP knowledge possessed by each member of the Company’s accounting and finance team.

1. Recruiting Process

The Company maintains rigorous criteria in considering candidates for its accounting and finance team.  As a general matter, all candidates must possess a minimum of three years of working experience with one of the “Big Four” accounting firms.  Furthermore, the candidate must either have had a leading role on an audit team, with actual time spent reviewing or auditing financial statements prepared in accordance with U.S. GAAP while in that role, or a minimum of three years of experience in the preparation of financial statements in accordance with U.S. GAAP.  The Company also requires all candidates to be proficient in written English.  The Company believes its recruiting process will ensure that its accounting and finance team not only has the requisite foundational U.S. GAAP knowledge, but also the ability and the language skills to maintain up-to-date knowledge of U.S. GAAP through ongoing training.

2. Experienced Staff

The Company believes that its accounting and finance team has the requisite U.S. GAAP experience and knowledge to ensure that the Company’s financial statements are prepared in accordance with U.S. GAAP, as indicated below:

Mr. Larry Spirgel	-2 -

•
Chief Financial Officer.  The chief financial officer of the Company (the “CFO”) has over ten years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP.  The details of the CFO’s experience are set forth below:

o
From 1999 to 2005, the CFO was an equity research analyst focusing on the Internet and telecommunications industries in China at Credit Suisse First Boston’s technology group.  In that role, the CFO analyzed financial statements of companies in China with listings in the United States, including China Mobile, China Unicom, China Telecom, Sohu.com, Sina.com, Tom Online, Rediff.com, Netease, AsiaInfo and others, all of whom had prepared their financial statements using U.S. GAAP.

o
From 2005 to 2007, the CFO was the chief financial officer of Tom Online, a China-based Internet company that was listed on the NASDAQ and the Hong Kong Stock Exchange from 2004 to 2007.  In that role, the CFO (i) managed the preparation of Tom Online’s financial statements in accordance with U.S. GAAP and the preparation of Tom Online’s annual reports on Form 20-F and (ii) managed the maintenance of effective internal control over financial reporting.  As the head of Tom Online’s team responsible for the preparation of financial statements, the CFO performed his own analysis and review of the financial statements and regularly challenged assumptions and conclusions contained therein.  As a result, the CFO’s work experience at Tom Online provided him with deep knowledge of U.S. GAAP as well as SEC rules and regulations.

o
The CFO further strengthened his U.S. GAAP knowledge when he became the chief financial officer of 56.com Inc. (“56.com”), a China-based online video sharing company, from 2007 to 2009.  While at 56.com, he managed the conversion of 56.com’s financial statements from PRC GAAP to U.S. GAAP, and was intimately involved in the preparation of financial statements in accordance with U.S. GAAP.

o
Since joining the Company in 2009, the CFO has managed the preparation of the Company’s financial statements in accordance with U.S. GAAP.  In particular, he regularly reviews the Company’s financial statements prepared by the Company’s accounting staff and challenges the accounting staff on their assumptions and conclusions.  As the head of the accounting and finance team, the CFO leads the analysis and discussion and provides guidance and conclusion on all material accounting issues relating to the Company’s financial statements.

The CFO is a native English speaker who was born and raised, and attended primary as well as secondary school, in Washington State, and obtained his bachelor’s degree in electrical engineering from the University of Washington.  He has no difficulty reading or understanding U.S. GAAP literature or SEC rules and regulations.  The Company respectfully notes that neither Tom Online, 56.com nor the Company has had to restate their respective financial statements that were prepared during the CFO’s tenure as the chief financial officer of those companies.

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Vice President of Finance.  The Company’s vice president of finance has 14 years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP.   The details of the vice president of finance’s experience are set forth below:

o
Between 1996 and 1999, the vice president of finance worked at KPMG Advisory (China) Limited in Beijing (“KPMG Beijing”), where she provided U.S. GAAP accounting services to several China-based companies in connection with their acquisition by U.S. acquirors. These services include the preparation of financial statements in accordance with U.S. GAAP.  While at KPMG Beijing, she also managed the audit and review of financial statements of certain PRC subsidiaries of U.S.-listed companies.  She attained the level of supervisor when she left KPMG Beijing.

o
The vice president of finance joined the Company in 2004 when the Company was still privately held.  She became a key member of the Company’s initial public offering (“IPO”) team and was centrally involved in the preparation of the Company’s IPO registration statement on Form F-1, including the preparation of the financial statements prepared in accordance with U.S. GAAP contained therein (for fiscal years 2002-2004).  After the completion of the IPO, she continued to manage the preparation of financial statements for the Company’s quarterly earnings releases and annual reports on Form 20-F, including reviewing and analyzing the financial statements prepared by the Company’s U.S. GAAP reporting team.

o
The vice president of finance also led the Company’s readiness project for ensuring compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), which included coordinating the Company’s internal resources to work with KPMG Beijing, the Company’s external consultant for this project, to establish the Company’s internal control system.

o
During the course of her career with the Company, the vice president of finance has been centrally involved with important decisions relating to the Company’s accounting, including (i) establishing an accounting manual as well as policies, (ii) determining the appropriate accounting treatment for significant transactions (such as business acquisitions and issuance of financial instruments), (iii) testing for the impairment of the Company’s goodwill and other long-lived assets, (iv) updating the Company’s internal control system and (v) recruiting and evaluating accounting personnel.

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The vice president of finance studied at Carnegie Mellon University from 2000 to 2001, during which she focused her curriculum on courses offered by the Tepper School of Business, including accounting, finance, economics and other subjects. The vice president of finance has no difficulty with reading or understanding U.S. GAAP literature or SEC rules and regulations.  She is proficient in written and spoken English.  The Company respectfully notes that it has not had to restate its financial statements, whether unaudited quarterly financial statements or audited yearly financial statements, that were prepared during the vice president of finance’s tenure at the Company.  Furthermore, during her tenure at the Company, the Company’s external auditors have never had to make any journal adjustment, and have never identified any instance of material misstatement in the Company’s annual financial statements.

•
U.S. GAAP Reporting Manager.  The Company’s U.S. GAAP reporting manager has over six years of experience preparing and working with financial statements prepared in accordance with U.S. GAAP.  From 2005 to 2008, she was an auditor with KPMG Beijing, where she spent approximately 1,900 hours on the audit and review of U.S. GAAP financial statements of two China-based companies that are listed on the NASDAQ.  The details of the U.S. GAAP reporting manager’s audit experience are set forth below:

o
Between 2007 and 2008, the U.S. GAAP reporting manager spent approximately 1,000 hours auditing a U.S.-listed foreign private issuer engaged primarily in the manufacturing and selling of medical devices in China.  Her audit work included, among others, analyzing the profit and loss accounts, balance sheet accounts and cash flow statement, each as set forth in the issuer’s financial statements prepared in accordance with U.S. GAAP, and reviewing the related disclosure in the Operating and Financial Review and Prospects section of the issuer’s annual report on Form 20-F.

o
Between 2006 and 2008, she spent approximately 900 hours auditing another U.S.-listed foreign private issuer engaged primarily in the online travel service business in China.  Her audit work included, among others, analyzing the balance sheet accounts, profit and loss accounts, tax compliance and cash flow statement, each as set forth in the issuer’s financial statements prepared in accordance with U.S. GAAP, and reviewing the related disclosure in the Operating and Financial Review and Prospects section of the issuer’s annual report on Form 20-F.

In addition to the U.S. GAAP reporting manager’s audit of top-level listed entities, she also spent approximately 2,200 hours auditing and reviewing the U.S. GAAP financial statements of the PRC subsidiaries of two U.S. companies listed on the New York Stock Exchange:

o
Between 2005 and 2006, she spent approximately 1,000 hours auditing a China subsidiary of a U.S. semiconductor manufacturer that was listed on the New York Stock Exchange from 2004 to 2006.  The semiconductor manufacturer subsequently engaged in a “going private” transaction in 2006 and was delisted. In her position as the external auditor of the China subsidiary, her work included, among others, analyzing the subsidiary’s treatment of account receivables, fixed assets, other payables, deposits and expenses in the subsidiary’s financial statements prepared in accordance with U.S. GAAP.

Mr. Larry Spirgel	-5 -

o
Between 2006 and 2007, she spent approximately 1,200 hours auditing certain PRC subsidiaries of a U.S. technology solutions company. Her work included, among others, analyzing the subsidiary’s treatment of profit and loss accounts (only in 2007), account receivables, account payables, expenses and tax in the subsidiary’s financial statements prepared in accordance with U.S. GAAP.  When the U.S. GAAP reporting manager left KPMG Beijing in 2008 to join the Company, she was an assistant manager.  While at KPMG Beijing, she took training courses annually on U.S. GAAP and SEC rules and regulations, and has completed over 480 hours of coursework on these subjects.

Since joining the Company in 2008, the U.S. GAAP reporting manager has managed the preparation of the financial statements accompanying the Company’s quarterly releases and annual reports on Form 20-F, drafts of which are reviewed by the vice president of finance and the CFO.

•
Internal Audit Manager.  The Company’s internal audit manager has over three years of experience preparing and working with financial statements prepared in accordance with U.S. GAAP.  Between 2007 and 2010, she was an auditor with Deloitte Touche Tohmatsu in Beijing (“Deloitte Beijing”), where she spent approximately 1,000 hours on the audit and review of U.S. GAAP financial statements of two U.S.-listed foreign private issuers and two private companies in China that were preparing for IPOs in the United States. The details of audit manager’s experience are set forth below:

o
Between 2008 and 2010, she spent approximately 1,000 hours auditing a U.S.-listed foreign private issuer engaged primarily in the private educational service business in China.  Her audit work included, among others, analyzing the issuer’s treatment of all balance sheet accounts and profit and loss accounts in the issuer’s financial statements prepared in accordance with U.S. GAAP for the issuer’s quarterly releases and annual reports on Form 20-F.

o
Between 2007 and 2008, she spent approximately 800 hours auditing a U.S.-listed foreign private issuer engaged primarily in the digital map and navigation business in China.  Her audit work included, among others, evaluating the design and implementation of internal controls and performing tests on such controls to determine their effectiveness. In her position as the auditor, she also reviewed the issuer’s financial statements prepared in accordance with U.S. GAAP and the related disclosure in the Management’s Discussion and Analysis section of the issuer’s IPO registration statement on Form F-1.

Mr. Larry Spirgel	-6 -

o
In 2008 and 2009, she spent approximately 800 hours auditing two private companies in China.  Her audit work included, among others, analyzing these companies’ treatment of their balance sheet accounts and profit and loss accounts in their financial statements prepared in accordance with U.S. GAAP, as part of their preparation for IPOs in the United States.

o	While at Deloitte Beijing, she was required to take training courses annually on U.S. GAAP and SEC rules and regulations, and has completed over 230 hours of training on these subjects.

After joining the Company in 2008, the internal audit manager managed the evaluation and testing of the design and implementation of the Company’s internal controls to determine the effectiveness of such controls.  As the internal audit manager, she also helped the Company improve its internal operating process.

•
Former Internal Audit Manager.  The Company supplementally advises the Staff that its former internal audit manager during the 2009 fiscal year was a Certified Internal Auditor and a public accountant certified by the Chinese Institute of Certified Public Accountants.  He was employed by the Company from 2007 to 2009 and has over seven years of accounting experience.  While at the Company, he evaluated the design and implementation of the Company’s internal controls and performed tests on such controls to determine their effectiveness.

3. Regular Evaluation

The Company evaluates the key accounting personnel’s job performance every quarter to ensure that its key accounting personnel (i) meet the Company’s needs on an ongoing basis and (ii) adequately perform their functions.  For example, in 2007, after the release of Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), the Company engaged an accounting firm to provide training to its accounting staff on FIN 48.  In addition, the Company monitors and identifies its evolving needs on accounting resources based on its business development.  In particular, the Company entered into a new line of business, Internet games, in 2010, with distinctly different transaction streams than the Company’s prior business. Due to the anticipated additional financial reporting requirements, the Company hired a new finance manager, who is public accountant certified by the Chinese Institute of Certified Public Accountants, to manage the preparation of financial information for the new Internet games segment in accordance with U.S. GAAP. Before joining the Company, this new finance manager worked at Tom Eachnet Group, a joint venture between Tom Online and eBay, Inc., where he prepared the joint venture’s financial statements in accordance with U.S. GAAP. In his current capacity, the new finance manager manages the preparation of financial information of the Company’s Internet games segment in accordance with U.S. GAAP for consolidation and financial reporting.

Mr. Larry Spirgel	-7 -

Supplement to the Company’s Letter to the Staff Dated February 18, 2011

The Company would like to supplement the response in its letter to the Staff dated February 18, 2011 in connection with the following: (i) the Company’s engagement of an external consultant in connection with a convertible note the Company issued in 2009; and (ii) the nature and the transaction streams of the Company’s business since its IPO in 2004.

1. The Company’s Engagement of an External Consultant

In the Company’s letter to the Staff dated February 18, 2011, the Company referenced the engagement of an external consultant to provide research on the proper accounting treatment of a convertible note the Company issued in 2009.  The Company supplementally notes that the use of external consultants by the Company is solely to supplement the Company’s own research and judgment and, in any case, the Company rarely engages external consultants for its U.S. GAAP compliance work and, instead, generally relies on its own internal resources.  The Company also notes that:

(i)
the use of external consultants is permitted under the relevant literature, such as Principle 5 of the COSO Guidance for Smaller Public Companies, Paragraph 44 of Appendix 1 to PCAOB Auditing Standard No. 5 and Chapter 6 of PCAOB Staff Views “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements: Guidance for Auditors of Smaller Public Companies”;

(ii)	before engaging any external consultant, the Company’s accounting and finance team must first determine that the external consultant has the requisite U.S. GAAP knowledge; and

(iii)
the consultant’s work is used solely to supplement the research conducted by the Company’s accounting and finance team, and all conclusions and determinations on any accounting-related issues are decided by the Company’s accounting and finance team.

By way of illustration, the Company engaged IFM Asia to assist with research on the proper accounting treatment of a convertible note the Company issued in 2009.  IFM Asia’s memorandum on its accounting analysis of the convertible note transaction was reviewed by the CFO, the vice president of finance and the U.S. GAAP reporting manager, all of whom challenged IFM Asia’s conclusion based on their understanding of U.S. GAAP.  The Company ultimately made its own judgment and drew its own conclusions on the proper accounting treatment of the transaction.

Mr. Larry Spirgel	-8 -

2. No Material Change in The Nature and the Transaction Streams of the Company’s Business

In the Company’s letter to the Staff dated February 18, 2011, the Company noted that there is no material change in the risk or operations of its business from day to day.  The Company would like to supplement its response by further clarifying the nature and transaction streams of its business.  From the completion of the Company’s IPO in 2004 until the end of 2009, the nature and the transaction streams of the Company’s business have not changed significantly.  In particular, the majority of the Company’s business has been conducted through Chinese mobile operators’ networks, and the accounting treatment for these cooperation arrangements has not changed materially over the past 9 years.  More specifically, the Company’s significant accounting policies, such as those relating to revenue recognition and cost of revenues, have not changed materially since 2004.

In 2010, the Company completed its acquisition of Dacheng, a leading developer of Internet games.  As noted above, the Company hired a new finance manager to manage the preparation of financial information for the new Internet games segment in accordance with U.S. GAAP.  The Company notes that the Internet games segment accounted for approximately 11% of the Company’s total revenue in 2010.

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Mr. Larry Spirgel	-9 -

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time.  Please feel free to contact William Chua of Sullivan & Cromwell LLP (tel:  (+852) 2826-8632; fax:  (+852) 2826-1773; e-mail:  chuaw@sullcrom.com), or the undersigned by phone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.
Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Dean Suehiro
(Securities and Exchange Commission)

Leilei Wang
   Chief Executive Officer
(KongZhong Corporation)

Taylor Lam
William Chou
(Deloitte Touche Tohmatsu CPA Ltd.)

William Y. Chua
Jing Wang
Jingqiu (Joseph) Mei
(Sullivan & Cromwell LLP)

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